FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc
Jersey (Channel Islands)
5 Riverwalk, City West Business Campus
Dublin, 24
Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Pharmaceuticals Inc.
401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2010 and 2009, Supplemental
Schedules as of and for the year ended December 31, 2010 and
Report of Independent Registered Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5–14

SUPPLEMENTAL SCHEDULES —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	16

Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions as of December 31, 2010	17

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) delinquent participant contributions for the year ended December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd

FISCHER CUNNANE & ASSOCIATES LTD
Certified Public Accountants
West Chester, Pennsylvania
June 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

\s\ Deloitte & Touche LLP

Philadelphia, PA
June 23, 2011

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:

Investments — at fair value:
Cash	$967,222	$707,330
Collective investment fund	17,951,618	15,417,776
Mutual funds	240,420,519	171,948,051
Shire plc stock	23,903,848	18,450,525

Total investments — at fair value	283,243,207	206,523,682

Receivables:
Employer contributions	2,064,235	2,318,533
Participant contributions	0	599,850
Notes receivable from participants	4,349,354	3,611,400
Income receivable	0	194

Total receivables	6,413,589	6,529,977

Total assets	289,656,796	213,053,659

LIABILITIES:
Accrued expenses	0	50,000

Total liabilities	0	50,000

Net assets available for benefits, at fair value	289,656,796	213,003,659

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(145,964)	286,696

NET ASSETS AVAILABLE FOR BENEFITS	$289,510,832	$213,290,355

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions:
Investment activity:
Net appreciation in fair value of investments	$38,408,666	$46,918,780
Interest and dividends	111,303	91,062

Total investment activity	38,519,969	47,009,842

Interest income on notes receivable from participants	210,628	191,238

Contributions:
Participant	24,254,072	21,650,830
Participant rollovers	4,775,397	2,874,621
Employer	23,839,019	21,558,286

Total contributions	52,868,488	46,083,737

Total additions	91,599,085	93,284,817

Deductions:
Benefits paid to participants	(15,278,658)	(11,951,067)
Administrative expenses	(99,950)	(273,578)

Total deductions	(15,378,608)	(12,224,645)

NET INCREASE	76,220,477	81,060,172

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	213,290,355	132,230,183

End of year	$289,510,832	$213,290,355

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”).  The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc.  The Plan sponsor is Shire Pharmaceuticals, Inc. Subsidiaries covered by the Plan as of December 31, 2010 and 2009 include Shire Pharmaceuticals Inc., Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development Inc., Shire Regulatory Inc., and Shire Human Genetic Therapies Inc.,  (collectively, the “Company”).  All eligible employees may begin participation in the Plan after attaining age 18, through the Plan’s auto enrollment process.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan.  Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan.   Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in Section 401(k) of ERISA.  In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

Contributions — Each year, participants may defer up to 90% of eligible pre-tax compensation, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations ($16,500 in calendar year 2010 and 2009).  If an employee has attained age 50 before the end of the calendar year, pre-tax contributions may be made at any time throughout the year up to an additional limit of $5,500 for 2010 and 2009.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

New hires are automatically enrolled in the Plan at an initial deferral rate of 3% of compensation.  Participants have the option at anytime to increase or decrease their deferral percentage.  Employees have a 30-day window to opt out of the initial 3% deferral rate.

The Company elected to make safe harbor matching contributions in 2010 and 2009 in accordance with statutory requirements.  Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company.  There were no discretionary contributions made in 2010 and 2009.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and the Shire Stock Fund.

Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Freedom Fund; however, participants may change their investment funds at any time.  All Company contributions are invested in a portfolio of investments directed by the participant.  Contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contributions and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund.  Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses.  The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with investment advisory fees from the Company’s investment advisor, CapTrust.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon.  Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004.  As a result, most employees are now 100% vested in Company matching contributions.  A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan.  Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 to 9.25% at December 31, 2010, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — On termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary.  The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan — The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan.  Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited. Upon the earlier of a participant receiving a distribution or incurring five consecutive one year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary.  Forfeitures may also be used to offset Plan and recordkeeping expenses.  At December 31, 2010 and 2009 forfeited non-vested accounts totaled $793,285 and $805,715, respectively.  During the year ended December 31, 2010 and 2009, forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $124,135 and $205,204, respectively.

Plan Amendments –
•	There were no Plan amendments during the Plan year ended December 31, 2009.
•	Effective November 12, 2010, two investment funds offerings were changed:
▪	The Keeley Small Cap Value Fund Class A was closed and all assets were moved to the Perkins Small Cap Value Fund Class T.
▪	The Managed Income Fund was closed and all assets were moved to the Managed Income Portfolio.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is a restatement of generally accepted principles (“GAAP”) that incorporates guidance from level I through IV of the GAAP hierarchy in FASB statement No. 168 (FASB ASC 105).  For annual periods ended after September 15, 2009, accounting standards are referenced by the applicable FASB ASC topic code.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Cash balances may exceed federally insured limits. During the years ended December 31, 2010 and 2009, the fair value of investments appreciated by $38,408,666 and 46,918,780, respectively, due to market volatility related to economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications — Certain reclassifications have been made to the prior period’s financial statements in order to conform to the current year’s presentation.

Updates to Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of ASU No. 2010-06  resulted in additional fair value disclosures to present investments by class (Note 4).  The guidance in ASU No. 2010-06 pertaining to Level 3 measurements had no impact on the financial statements for 2010.  The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements for fiscal years beginning after December 15, 2010.

Update to Reporting Loans to Participants – In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Plans, which clarifies the classification and measurement guidance on participant loans of a defined contribution plan.  Effective for fiscal years ending after December 15, 2010, and applied retrospectively to all prior periods presented, participant loans are now classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest.  Notes receivable from participants are not subject to fair value measurements and disclosures.

Investment Valuation —The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date in an active market.  See Note 4 for discussion of fair value measurements.  The Company stock is valued at quoted market prices.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective trust funds are stated at fair value based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value.  Contract value is principal plus accrued interest.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses of the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefits are recorded when paid and delinquent notes receivable from participants are treated as distributions based upon the terms of the plan document.

3.	STABLE VALUE FUND

The Plan invests in the Fidelity Managed Income Portfolio (the “Fund”), which is a stable value fund that is a common collective trust.  It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.  During 2009 the Plan was invested in the Fidelity Advisor Stable Value Portfolio that has similar operating characteristics as the Fidelity Managed Income Portfolio.

The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit.  Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with ASC 962 Plan Accounting – Defined Contribution Pension Plans, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statements of changes in net assets available for benefits are presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.

The average yields for the Fidelity Managed Income Portfolio as of December 31 are as follows:

	2010	2009

Based on annualized earnings (1)	2.68%	3.16%
Based on interest rate credited to participants (2)	1.44%	1.20%

The average yields for the Fidelity Advisor Stable Value Portfolio as of December 31 are as follows:

	2010	2009

Based on annualized earnings (1)	-	2.70%
Based on interest rate credited to participants (2)	-	1.35%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

Fair Value Measurements - The Plan follows ASC 820 which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$967,222	$-	$-	$967,222
Shire plc common stock	23,903,848	-	-	23,903,848
Mutual funds:
Mid/Large Cap Stock	146,000,067	-	-	146,000,067
Fixed Income	29,664,921	-	-	29,664,921
International	41,571,514	-	-	41,571,514
Small Cap Stock	23,184,017	-	-	23,184,017
Collective investment fund	-	17,951,618	-	17,951,618
Total investments measured at fair value	$265,291,589	$17,951,618	$-	$283,243,207

Investments measured at fair value consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$707,330	$-	$-	$707,330
Shire plc common stock	18,450,525	-	-	18,450,525
Mutual funds:
Mid/Large Cap Stock	118,662,044	-	-	118,662,044
Fixed Income	21,873,343	-	-	21,873,343
International	14,478,068	-	-	14,478,068
Small Cap Stock	16,934,596	-	-	16,934,596
Collective investment fund	-	15,417,776	-	15,417,776
Total investments measured at fair value	$191,105,906	$15,417,776	$-	$206,523,682

The valuation techniques used to measure fair value of the investments are included in Note 2.  The described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
*Trustee-Fidelity

* Shire plc Common Stock Fund	$23,903,848	$18,450,525
Morgan Stanley Inst Mid Cap Growth I	25,570,132	17,032,712
American Funds EuroPacific Growth R5	19,421,525	16,797,005
PIMCO Total Return Institutional	20,924,086	16,169,327
* Fidelity Managed Income Portfolio	17,951,618	15,417,776
Oppenheimer Developing Markets	22,149,989	14,478,068
Allianz NFJ Dividend Value Institutional	18,064,770	14,104,987
American Funds Growth Fund of America R5	17,902,036	13,835,857
BlackRock Small Cap Growth Equity Institutional	16,105,368	12,206,462
Victory Diversified Stock Fund ***	-	11,393,393

*Denotes a party-in-interest
*** less than 5% in 2010

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Mutual funds	$33,753,819	$42,052,637
Shire plc common stock	4,421,664	4,634,086
Collective investment funds	233,183	232,057

Total	$38,408,666	$46,918,780

5.	EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.  In addition, the Plan invests in Shire plc Common Stock. Shire Pharmaceuticals, Inc. is the Plan sponsor and therefore, these transactions qualify as related party and party-in-interest transactions.  The Plan held 328,918 and 314,319 shares of the Shire Stock Fund at a fair value of $23,903,848 and $18,450,525 at December 31, 2010 and 2009, respectively.  In connection with the Shire Stock Fund, the Plan earned $109,166 and $87,017 in dividends in 2010 and 2009, respectively.  The Plan also carries notes receivable from participants, which are party-in-interest transactions.

6.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

The Company remitted the following participant contributions and loan repayments to the trustee subsequent to the date required by Department of Labor (“D.O.L.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

Payroll contributions:
January 16, 2009	$1,441,919	January 30, 2009
January 23, 2009	8,363	February 6, 2009
January 30, 2009	1,454,875	February 12, 2009
March 18, 2009	7,383	April 6, 2009
March 20, 2009	965,389	April 8, 2009
April 24, 2009	1,352,421	May 11, 2009
May 22, 2009	1,335,732	June 5, 2009
June 19, 2009	1,357,316	July 8, 2009

During 2010, the Company filed Form 5330 with the Internal Revenue Service and paid an excise tax related to the nonexempt party in interest transactions.  The Company also calculated and remitted to the Plan during 2010 an amount representing the earnings that the contributions would have earned if they had been deposited timely.

7.        PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan.  The Fidelity Prototype received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2008.  The Plan has received a favorable determination letter from the IRS, dated June 17, 2004.  The Plan has been amended since receiving the determination letters.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  As such, no provision for income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009.

	2010	2009

Net assets available for benefits per the financial statements	$289,510,832	$213,290,355

Adjustment for amounts withdrawn from Plan, but not paid	(4,940)	(18,410)

Adjustment from fair value to contract value for fully benefit−responsive investment contracts	145,964	(286,696)

Net assets available for benefits per Form 5500, Schedule H Part I (line L)	$289,651,856	$212,985,249

For the years ended December 31, 2010 and 2009, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

	2010	2009

Total additions (investment income and contributions) per the financial statements	$91,599,085	$93,284,817

Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	286,696	410,363

Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	145,964	(286,696)

Total income per Form 5500, Schedule H, Part II (line 2d)	$92,031,745	$93,408,484

For the years ended December 31, 2010 and 2009, the following is a reconciliation of total deductions per the financial statements to Form 5500:

	2010	2009

Total deductions per the financial statements	$15,378,608	$12,224,645

Prior year adjustments for amounts withdrawn from Plan, but paid	(18,410)	(36,414)

Current year adjustments for amounts withdrawn from Plan, but not paid	4,940	18,410

Total Deductions per Form 5500, Schedule H, Part II (line 2j)	$15,365,138	$12,206,641

10.	SUBSEQUENT EVENTS

Plan management has evaluated subsequent events through June 23, 2011, the date on which the financial statements were issued.

*****

SUPPLEMENTAL SCHEDULES

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010 Plan # 001 EIN # 22-2429994

		(c)	2010
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	CASH—
*	Fidelity Investments	Interest Bearing Cash	$967,222

	MUTUAL FUNDS—
	PIMCO Funds	PIMCO Total Return Institutional	20,924,086
	Natixis Funds	Loomis Sayles Strategic Income A	7,554,918
	Allianz Funds	Allianz NFJ Dividend Value Institutional	18,064,770
	Victory Funds	Victory Diversified Stock A	13,869,822
	American Funds	American Funds Growth Fund of America R5	17,902,036
	Morgan Stanley Funds	Morgan Stanley Inst Mid Cap Growth I	25,570,132
	American Funds	American Funds EuroPacific Growth R5	19,421,525
	BlackRock Funds	BlackRock Small Cap Growth Equity Institutional	16,105,368
	Oppenheimer Funds	Oppenheimer Developing Markets A	22,149,989
	Perkins	Perkins Small Cap Value T	7,078,649
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	3,249,386
*	Fidelity Investments	Fidelity Spartan US Equity Index Fund	7,288,395
*	Fidelity Investments	Fidelity Value	11,558,498
*	Fidelity Investments	Fidelity Freedom 2000	363,390
*	Fidelity Investments	Fidelity Freedom 2005	100,250
*	Fidelity Investments	Fidelity Freedom 2010	997,977
*	Fidelity Investments	Fidelity Freedom 2015	1,079,961
*	Fidelity Investments	Fidelity Freedom 2020	9,544,809
*	Fidelity Investments	Fidelity Freedom 2025	3,604,259
*	Fidelity Investments	Fidelity Freedom 2030	9,107,124
*	Fidelity Investments	Fidelity Freedom 2035	5,690,770
*	Fidelity Investments	Fidelity Freedom 2040	11,079,510
*	Fidelity Investments	Fidelity Freedom 2045	5,156,542
*	Fidelity Investments	Fidelity Freedom 2050	2,236,075
*	Fidelity Investments	Fidelity Freedom Income	722,278

	Total Mutual Funds		240,420,519

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	23,903,848

	COLLECTIVE INVESTMENT FUNDS—
*	Fidelity Investments	Managed Income Portfolio	17,951,618

	PARTICIPANT LOANS—	Participant loans ranging from 1 to 15 years maturity
*	Various participants	with interest rates ranging from 4.25 to 9.25%	4,349,354

	TOTAL INVESTMENTS - at fair value		$287,592,561
*	Party-in-interest.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2010 Plan # 001 EIN # 22-2429994

Total That Constitute Nonexempt Prohibited
Transactions

Total Fully
Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
	Not	Corrected	Correction	PTE
Participant Contributions Transferred	Corrected	Outside VFCP	in VFCP	2002-51
Late to the Plan

Check here if late participant loan contributions are included	$	$7,923,398	$	$

Various participant contributions throughout 2009 amounting to $7,923,398 were remitted after the 8 business day commitment listed in Shire's funding process documents.  For additional details please see the table in Note 6 of the Plan financial statements.

Signatures

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on Its behalf by the undersigned hereunto duly authorized

Shire Pharmaceuticals Inc. 401(k) Savings Plan
(Name of Plan)
Date:	June 23, 2011

/s/ Ellen Rosenberg

/s/ Ann Judge